SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 Amendment No. 5

                    Under the Securities Exchange Act of 1934

                           D & E Communications, Inc.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.16 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    232860106
                                 --------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]        Rule 13d-1(b) (Qualified Investor)

[   ]        Rule 13d-1(c) (Passive Investor)

[ X ]        Rule 13d-1(d) (Exempt Investor)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232860106                  13G                       Page 2 of 7 Pages

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS:
     The D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement, dated as of November 19, 1992, and amended as of December 31, 1995

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                      (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER                           2,904,121
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER                               -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER                            -0-
      WITH
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER                          -0-

--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                              2,904,121

--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  39.6%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          OO

--------------------------------------------------------------------------------

CUSIP No. 232860106                  13G                       Page 3 of 7 Pages

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS:
     Anne B. Sweigart as voting trustee of the D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, pursuant to that certain Voting Trust Agreement, dated as of November 19, 1992, and amended as of December 31, 1995

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                      (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER                               5,242*
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER                         2,904,121
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER                        388,632
      WITH
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER                       39,477

--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                428,109

--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                     X

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     5.8%


--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          IN


--------------------------------------------------------------------------------
*Each voting trustee who is also a shareholder and director of the Issuer (i.e., Ronald E. Frisbie, W. Garth Sprecher, Anne Sweigart, Robert M. Lauman and John
Amos) has the right to retain 300 shares in their own name outside of the Voting Trust plus they retain the right to vote all shares held in their individual names in a company stock plan such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership or Dividend Reinvestment Plan.

CUSIP No. 232860106                  13G                       Page 4 of 7 Pages

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS:
     Ronald E. Frisbie as voting trustee of the D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust created pursuant to that certain Voting Trust Agreement, dated as of November 19, 1992, and amended as of December 31, 1995

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                      (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER                                 300*
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER                         2,904,121
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER                         49,830
      WITH
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER                          -0-

--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                 49,830

--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                     X

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      .7%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          IN

--------------------------------------------------------------------------------
*Each voting trustee who is also a shareholder and director of the Issuer (i.e., Ronald E. Frisbie, W. Garth Sprecher, Anne Sweigart, Robert M. Lauman and John
Amos) has the right to retain 300 shares in their own name outside of the Voting Trust, plus they retain the right to vote all shares held in their individual names in a company stock plan such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership or Dividend Reinvestment Plan.

CUSIP No. 232860106                  13G                       Page 5 of 7 Pages

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS:
     W. Garth Sprecher as voting trustee of the D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust created pursuant to that certain Voting Trust Agreement, dated as of November 19, 1992, and amended as of December 31, 1995

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                      (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER                               2,256*
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER                         2,904,121
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER                        100,476
      WITH
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER                          -0-

--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                100,476

--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                     X

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     1.4%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          IN

--------------------------------------------------------------------------------
*Each voting trustee who is also a shareholder and director of the Issuer (i.e., Ronald E. Frisbie, W. Garth Sprecher, Anne Sweigart, Robert M. Lauman and John
Amos) has the right to retain 300 shares in their own name outside of the Voting Trust, plus they retain the right to vote all shares held in their individual names in a company stock plan such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership or Dividend Reinvestment Plan.

CUSIP No. 232860106                  13G                       Page 6 of 7 Pages

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS:
     Robert M. Lauman as voting trustee of the D & E Communications, Inc.
     Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, pursuant to that certain Voting Trust Agreement, dated as of November 19, 1992, and amended as of December 31, 1995

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                      (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER                              10,219*
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER                         2,904,121
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER                         57,534
      WITH
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER                          -0-

--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                 57,534

--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                     X

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     0.8%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          IN

--------------------------------------------------------------------------------
*Each voting trustee who is also a shareholder and director of the Issuer (i.e., Ronald E. Frisbie, W. Garth Sprecher, Anne Sweigart, Robert M. Lauman and John
Amos) has the right to retain 300 shares in their own name outside of the Voting Trust, plus they retain the right to vote all shares held in their individual names in a company stock plan such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership or Dividend Reinvestment Plan.

CUSIP No. 232860106                  13G                       Page 7 of 7 Pages

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS:
     John Amos as voting trustee of the D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, pursuant to that certain Voting Trust Agreement, dated as of November 19, 1992, and amended as of December 31, 1995

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                      (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER                              63,150*
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER                         2,904,121
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER                         63,150
      WITH
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER                          -0-


--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                 63,150

--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                     X

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      .9%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          IN

--------------------------------------------------------------------------------
*Shares owned by John Amos are not included in the Voting Trust.

Item 1(a)    Name of Issuer:

             D & E Communications, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

             124 East Main Street, P.O. Box 458, Ephrata, PA 17522-0458

Item 2(a)    Name of Person Filing:

     Anne B. Sweigart, Ronald E. Frisbie, W. Garth Sprecher, Robert M. Lauman and John Amos, each as trustees of the D & E Communications, Inc. Voting Trust f/k/a The Denver and Ephrata Telephone and Telegraph Company Voting Trust (the "Voting Trust"), created pursuant to that certain Voting Trust Agreement, dated November 19, 1992, and amended as of December 31, 1995.

Item 2(b)    Address of Principal Business Office or, if none, Residence:

             c/o Voting Trust, P.O. Box 458, Ephrata, PA 17522

Item 2(c)    Citizenship:

     The Voting Trust was created under the laws of the Commonwealth of Pennsylvania, United States. The trustees are all citizens of the United States.

Item 2(d)    Title of Class of Securities:

             Common Stock, Par Value $.16 Per Share

Item 2(e)    CUSIP Number:

             232860106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             Not Applicable

Item 4. Ownership.

       (a)   Amount Beneficially Owned:

             2,904,121 Shares

       (b)   Percent of Class:

             39.6%

       (c)    Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    -0-

               (ii) shared power to vote or to direct the vote:

                    2,904,121 shares


     Certain shareholders of the issuer are party to the Voting Trust, pursuant to which the Voting Trust, through the reporting persons' trustees, has the right to exercise sole voting power on all matters submitted to the issuer's shareholders for a vote. By its terms, the Voting Trust expires November 17, 2002.

     Each reporting person is one of five trustees of the Voting Trust and therefore exercises shared voting power with respect to the shares referenced above. No reporting person alone is able to direct the vote of the Voting Trust, as all action of the trustee is taken by majority vote. Each reporting person, as a trustee, disclaims beneficial ownership of the Voting Trust shares over which he or she has shared voting power, except with respect to the shares over which such reporting person has sole investment power in his or her individual capacity as shareholder.

               (iii) sole power to dispose or to direct the disposition of:

                     -0-

               (iv)  shared power to dispose or to direct the disposition of:

                     -0-

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     The Voting Trust beneficially owns 1,040,100 (14.2%) shares contributed by the Ephrata National Bank as Trustee of the William and Jemima Brossman Charitable Foundation and 343,913 (4.7%) shares contributed by Anne B. Sweigart.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable


Item 8.  Identification and Class of Members of the Group

     Anne B. Sweigart, Ronald E. Frisbie, W. Garth Sprecher, Robert M. Lauman and John Amos are the current voting trustees.


Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         Not Applicable


Exhibits

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 7, 2000
                                           -------------------------------------
                                           Date


                                           /s/ Anne B. Sweigart
                                           -------------------------------------
                                           Signature


                                           Voting Trustee
                                           -------------------------------------
                                           Title